EXHIBIT 99.1

B Communications Announces Entry into a Proposed Stipulation

B Communications announces entry into a stipulation, subject to court approval, confirming that a putative class action complaint filed in the Federal District Court for the Southern District of New York has not been served on the company or the individual named defendants. The stipulation provides for the plaintiffs to amend the complaint and for the company to accept service of process after the amended complaint is filed with the court.

Ramat Gan, Israel – September 19, 2017 – B Communications Ltd. (NASDAQ Global Select Market and TASE: BCOM) (the “Company”), a holding company with a controlling interest in Israel’s largest telecommunications provider, Bezeq - The Israel Telecommunication Corp. (TASE: BEZQ) (“Bezeq”), reported on June 20 and June 22, 2017, that Bezeq was the subject of an investigation by the Israel Securities Authority (the “ISA”), involving alleged violations of the Israeli Securities Law and Penal Law regarding controlling shareholder transactions. Subsequently, the Company reported various legal actions and motions related to possible class actions and derivative claims that were filed against Bezeq and other companies of the Eurocom Group in Israel.

On September 18, 2017, the Company entered into a stipulation with the proposed lead plaintiffs in a putative class action brought in the United States District Court for the Southern District of New York against the Company and several individuals who currently or formerly worked for the Company.  The stipulation, which requires court approval, confirms that the complaint has not yet been served on the Company or the individual defendants and provides for the plaintiffs to amend the complaint and for the Company to accept service of process after the amended complaint is filed with the court.  The stipulation also sets a schedule for the Company’s response to the amended complaint.  The stipulation does not commit the individual defendants to accept service nor does it set a time for their responses to the amended complaint.

The complaint, as filed, alleges that the Company and the individual defendants violated Section 10(b) of the Securities Exchange Act of 1934 and that the individual defendants violated Section 20(a) of the Securities Exchange Act of 1934 in connection with statements related to the Bezeq-YES merger. The complaint further alleges that the Company’s share price fell after the public disclosure of the ISA’s investigation of potential violations of the (Israeli) securities law and the penal code relating to transactions connected to the Company’s controlling shareholder.

About B Communications Ltd.

B Communications is a holding company with a controlling interest in Israel’s largest telecommunications provider, Bezeq, The Israel Telecommunication Corp. (TASE: BEZQ). B Communications shares are traded on NASDAQ and the TASE under the symbol “BCOM.” For more information please visit the following Internet sites:

www.bcommunications.co.il

www.ir.bezeq.co.il

www.eurocom.co.il

www.igld.com

Forward-Looking Statements

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in B Communications’ filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

For further information, please contact:

Idit Cohen – IR Manager

idit@igld.com / Tel: +972-3-924-0000

Investor relations contacts:

Hadas Friedman – Investor Relations

Hadas@km-ir.co.il / Tel: +972-3-516-7620